COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (02) 9259 6666
Facsimile: (02) 9259 6233

02060975

File Number: 82.2994

SEC MAIL PROCESSING
RECEIVED
DEC 05 2002
WASH. D.C. 161 SECTION

27 November 2002

SUPPL

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an Announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

dlw 1/13

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

Australian Stock Exchange
CCL000148

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

COCA-COLA AMATIL EXPECTS FULL YEAR NET PROFIT TO INCREASE BY AT LEAST 15% FOR ONGOING BUSINESS

Sydney, 27 November 2002: Coca-Cola Amatil (CCA) now expects net profit for the year ending 31 December 2002, before significant items, for the ongoing business to grow by at least 15% over the prior year (the ongoing business recorded a net profit of $171.1 million in 2001). This represents a slightly improved earnings outlook for the Company. This announcement follows a number of market enquires and media speculation that CCA would release a profit downgrade.

This expectation reflects the current trading conditions and assumes no significant deterioration in the important December trading month.

- **Australia** - second half 2002 trading is benefiting from the focus in the last quarter of the year on new products and innovative marketing campaigns, as well as the July 2002 price increase in immediate consumption packages. Initial sales of Vanilla Coke have been very strong and diet Coke with lemon continues to be a success. The Company has experienced improved pricing conditions across all channels and now expects approximately a 3.5% increase in revenue per case in the second half of 2002 over the prior year. This compares to only a 0.6% increase in revenue per case in first half 2002. The EBIT margin continues to remain strong.
- **Oceania** – trading has remained robust and sales (led by Vanilla Coke) in New Zealand continue to be above expectations with pricing considerably above prior year.
- **South Korea** – the full year 2002 EBIT is still expected to be broadly in line with the market consensus of approximately $60 million despite the impact of 3rd quarter wet weather and some recent declines in consumer confidence. This will be another year of outstanding EBIT growth, following the $35.3 million of EBIT recorded for full year 2001.
- **Indonesia** – Trading in October and November has been above expectations with a return to volume growth over the prior year for each of those months. This follows the difficult trading conditions in the first half of 2002, which resulted in a 16% decline in volume. The outlook remains unchanged and, given the double digit volume declines recorded prior to October 2002, second half 2002 EBIT is still expected to be below that recorded for first half 2002.

CCA is planning, as part of its regular Investor Relations program, to conduct one-on-one meetings with various fund managers during the week beginning 9 December 2002. During those meetings it is CCA's intention to provide background on the above trading conditions and will place the presentation material on its website (www.ccamatil.com) prior to conducting the first meeting.

Yours faithfully

D A Wylie
Secretary

For further information, please contact:
Analysts: Peter Steel +61 2 9259 6553
Media: Alec Wagstaff +61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA